

13013214

KW
3/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 6 2013

SEC FILE NUMBER
8-41166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/12___ AND ENDING ___12/31/12___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richfield Orion International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Oakwood Park Plaza Suite 120
(No. and Street)

Castle Rock   CO   80104
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



i

OATH OR AFFIRMATION

I, _J. Brett Stuart_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Richfield Orion international, Inc._ , as of _December 31_ , 20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_N/A_

DEBRA K. SNETTING
Notary Public
State of Colorado

Commission Expires February 09, 2016

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 20, 2013

Board of Directors
Richfield Orion International, Inc.
5353 North Union Street Suite G-1
Colorado Springs , CO 80918

I have audited the accompanying balance sheet of Richfield Orion International, Inc. , as of December 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Richfield Orion International, Inc. as of December 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

Richfield Orion International, Inc.
BALANCE SHEET
As of December 31, 2012

ASSETS

CURRENT ASSETS

Cash In Bank	$	101,250.62
Cash in Bank		25,391.73
Accounts Receivable		237.87
Prepaid Expenses		1,740.51
Total Current Assets		128,620.73

PROPERTY AND EQUIPMENT

TOTAL ASSETS	$	128,620.73

The footnotes are an integral part of the financial statements.

2

Richfield Orion International, Inc.
BALANCE SHEET
As of December 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	65,075.99
Accrued Liabilities		14,507.75
Total Current Liabilities		79,583.74

LONG-TERM LIABILITIES

Total Liabilities		79,583.74

STOCKHOLDERS' EQUITY

Capital Stock, no par value,		52,589.00
100,000 share authorized, 1,000 shares		
issued and outstanding		
Retained Earnings		(3,552.01)
Total Stockholders' Equity		49,036.99
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	128,620.73

The footnotes are an integral part of the financial statements.

3

Richfield Orion International, Inc.
STATEMENT OF INCOME

	12 Months Ended December 31, 2012
Revenues	
Commissions Earned	$ 172,208.99
Other Income	44,457.17
Total Revenues	216,666.16
Operating Expenses	
Employee compensation and ben	132,123.94
Floor brokerage, exchange, and c	2,174.75
Communications and data proces	2,711.22
Occpancy	7,412.23
Other expenses	26,251.05
Total Operating Expenses	170,673.19
Operating Income (Loss)	45,992.97
Other Income	
Interest Income	5.84
Total Other Income (Loss)	5.84
Net Income (Loss)	$ 45,998.81

The footnotes are an integral part of the financial statements.

4

Richfield Orion International, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2012
Beginning of Period	$ (31,550.82)
Plus: Net Income	$ 45,998.81
Less: Distributions	(18,000.00)
RETAINED EARNINGS END OF PERIOD	$ (3,552.01)

The footnotes are an integral part of the financial statements.

5

Richfield Orion International, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2012

<u>2012</u>

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 45,998.81
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	(0.06)
Decrease (Increase) in Operating Assets:	
Accounts Receivable	287.13
Other	(90.66)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	59,302.87
Accrued Liabilities	2,676.76
Total Adjustments	62,176.04
Net Cash Provided By (Used in) Operating Activities	108,174.85

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used in) Investing Activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions	(18,000.00)
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(18,000.00)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	90,174.85
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	36,467.50
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 126,642.35

The footnotes are an integral part of the financial statements.

6

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Richfield Orion International, Inc. (the Company) was incorporated in the State of Colorado effective September 1, 1998. The Company has adopted a calendar year end.

Description of Business

The Company, located in Colorado Spring, CO is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and the Municipal Securities Rule Making Board. The Company operates under SEC Rule 15c3-3(k)(ii), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company concentration is services, which is the sale of securities, stock options, and mutual funds.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Security and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net Capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS reported under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have nay possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2012, the Company shared an office with a related party, Richfield Orion Insurance Agency, Inc. (ROIA). ROIA pays for rent and expenses for their portion of the office. The rent paid under this arrangement was $4,575.

RICHFIELD ORION INTERNATIONAL
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2012, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – ACCOUNTS RECEIVABLE

The amount, $237.87, was due from non broker-dealers.

NOTE G – PREPAID EXPENSES

The amount, $1,740.51, consisted of various prepaid items.

NOTE H – ACCRUED LIABILITES AND ACCOUNTS PAYABLE

Accrued liabilities consisted of $79,583.74 for various vendors and accrued expenses..

NOTE I – SUBSEQUENT EVENTS

On February 20, 2013, the Company did not have any subsequent events.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2012

Richfield Orion International, Inc..
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December `31, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 49,036.99
Nonallowable assets:		
Other Assets	1,740.51	
Fixed Assets	0.00	
Accounts receivable – other	237.87	(1,978.38)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 47,058.61

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 5,308.24
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5308.24
Excess net capital	$ 41,750.37

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 79,583.74
Percentage of aggregate indebtedness to net capital	169.11%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2012	$ 47,060.00
Adjustments:	
Change in Equity (Adjustments)	(1.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	47,059.00
Reconciled Difference	$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 20, 2013

Board of Directors
Richfield Orion International, Inc.
5353 N. Union Blvd G-1
Colorado springs, CCO

In planning and performing my audit of the financial statements and supplemental schedules of
Richfield Orion International, Inc. for the year ended December 31, 2012, I considered its internal
control, in order to determine my auditing procedures for the purpose of expressing my opinion
on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

Richfield Orion International, Inc.

**Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission**

**For the Year Ended December 31, 2012
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control**

December 31, 2012

RICHFIELD ORION INTERNATIONAL, INC.
December 31, 2012

Contents

United States Securities and Exchange Commission's

Financial Statements

Supplementary Information